

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2023

Cheryl A. Wynne
Chief Financial Officer
Bsquare Corporation
1415 Western Ave, Suite 700
Seattle, WA 98101

> **Re: Bsquare Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Filed March 7, 2023**
> **File No. 000-27687**

Dear Cheryl A. Wynne:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services